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                                UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Barrister Global Services Network, Inc.

(Name of Issuer)

Common Stock, $0.24 par value per share

(Title of Class of Securities)

06859-20-0

(CUSIP Number)

Dionne M. Rousseau

Jones Walker

201 St. Charles Avenue, Suite 5100

New Orleans, Louisiana 70170

(504) 582-8338

(Names, Addresses and Telephone Numbers of Persons

Authorized to Receive Notices and Communications)

December 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06859-20-0
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Debra D. Bowers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization		U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	12,171,250(1)
	8.	Shared Voting Power	N/A
	9.	Sole Dispositive Power	12,171,250(1)
	10.	Shared Dispositive Power	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		12,171,250
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		50.7%(2)
14.	Type of Person Reporting (See Instructions)		IN

(1)         Consists of (i) 3,601,250 shares of the Common Stock held by the Reporting Person and (ii) 85,700 shares of the Series A Convertible Preferred Stock of the Issuer held by the Reporting Person, which are convertible into, and have voting rights equal to, 8,570,000 shares of the Common Stock.

(2)         Based on the aggregate of the (i) 15,457,485 shares of the Common Stock of the Issuer outstanding as of the date hereof and (ii) 8,570,000 shares of the Common Stock of the Issuer into which the 85,700 shares of the Series A Convertible Preferred Stock of the Issuer outstanding as of the date hereof are convertible.

Item 1.         Security and Issuer

This statement relates to the Common Stock, $0.24 par value per share (the "Common Stock"), of Barrister Global Services Network, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 186 Exchange Street, Buffalo, New York 14204.

Item 2.         Identity and Background

(a), (b), (c)        This statement is filed by Debra D. Bowers (the "Reporting Person"). The business address of the Reporting Person is 121 Brookhollow Esplanade, New Orleans, Louisiana 70123. The Reporting Person is currently the Vice President of Operations and a director of the Issuer, a provider of multi-vendor IT services. The address of the Issuer is provided above in Item 1.

(d)        The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)        The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)        The Reporting Person is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The Reporting Person acquired the 3,601,250 shares of the Issuer’s Common Stock and 85,700 shares of the Issuer’s Series A Convertible Preferred Stock reported on this statement (together, the "Shares") by way of an Act of Donation, dated December 15, 2003, by John S. Bowers, III, as donor, to the Reporting Person, as donee, and an Act of Acceptance by the Reporting Person, dated December15, 2003, each attached hereto as Exhibit 1.

Item 4.         Purpose of Transaction

The Reporting Person acquired the Shares with the intent of acquiring control of the Issuer, specifically approximately 50.5% of the outstanding shares of the Common Stock on a fully-diluted basis (including certain outstanding options to purchase shares of the Common Stock held by third parties).

(a)        Not applicable.

(b)        Not applicable.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)         Not applicable.

(g)        Not applicable.

(h)        Not applicable.

(i)         Not applicable.

Item 5.         Interest in Securities of the Issuer

(a), (b), (c) The Reporting Person may be deemed to be the beneficial owner of 12,171,250 shares of the Common Stock, which represent approximately 50.7% of the outstanding shares of the Common Stock on a fully-diluted basis. The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the Shares. Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d)        Not applicable.

(e)        Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the     Issuer

Not applicable.

Item 7.         Material to be Filed as Exhibits

Exhibit 1 –Act of Donation, dated December 15, 2003, by John S. Bowers, III, as donor, to the Reporting Person, as donee, and Act of Acceptance by the Reporting Person, dated December 15, 2003.

                                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    December 15, 2003                                                                            /s/ Debra D. Bowers

                                                                                                                                  Debra D. Bowers

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)